

Zachary David · 3rd
CTO at Urvin Finance
United States · **Contact info**
68 connections

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 Urvin Finance

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Zachary David posted this · 3w

Some days you beep. Some days you boop.

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Experience


Beep Boop
Urvin Finance · Full-time
Jun 2021 - Present · 1 yr 2 mos


Beep Boop
Urvin AI
Apr 2019 - Present · 3 yrs 4 mos

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 **BN Digital**
755 followers
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 **Urvin AI**
211 followers
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